UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Depomed, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

249908104
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
777 Third Avenue, 18th Floor
New York, New York 10017
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 28, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,140,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,140,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,140,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%*
14	TYPE OF REPORTING PERSON PN

* Possesses economic exposure to an aggregate of 5,965,000 shares (representing approximately 9.8% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,189,313
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,189,313
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,189,313
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%*
14	TYPE OF REPORTING PERSON CO

* Possesses economic exposure to an aggregate of 4,598,071 shares (representing approximately 7.5% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 377,502
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 377,502
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 377,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON OO

* Possesses economic exposure to an aggregate of 544,093 shares (representing less than 1% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 209,844
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 209,844
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 209,844
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON PN

* Possesses economic exposure to an aggregate of 302,282 shares (representing less than 1% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 209,844
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 209,844
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 209,844
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON PN

* Possesses economic exposure to an aggregate of 302,282 shares (representing less than 1% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 209,844
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 209,844
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 209,844
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON OO

* Possesses economic exposure to an aggregate of 302,282 shares (representing less than 1% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,140,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,140,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,140,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%*
14	TYPE OF REPORTING PERSON OO

* Possesses economic exposure to an aggregate of 5,965,000 shares (representing approximately 9.8% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,140,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,140,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,140,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%*
14	TYPE OF REPORTING PERSON PN

* Possesses economic exposure to an aggregate of 5,965,000 shares (representing approximately 9.8% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,140,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,140,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,140,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%*
14	TYPE OF REPORTING PERSON OO

* Possesses economic exposure to an aggregate of 5,965,000 shares (representing approximately 9.8% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,140,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,140,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,140,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%*
14	TYPE OF REPORTING PERSON IN

* Possesses economic exposure to an aggregate of 5,965,000 shares (representing approximately 9.8% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,140,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,140,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,140,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%*
14	TYPE OF REPORTING PERSON IN

* Possesses economic exposure to an aggregate of 5,965,000 shares (representing approximately 9.8% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,140,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,140,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,140,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%*
14	TYPE OF REPORTING PERSON IN

* Possesses economic exposure to an aggregate of 5,965,000 shares (representing approximately 9.8% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON GAVIN T. MOLINELLI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON PATRICK SULLIVAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON JAMES P. FOGARTY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 249908104

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, no par value (the “Shares”), of Depomed, Inc., a California corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 7999 Gateway Boulevard, Suite 300, Newark, California 94560.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;

(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;

(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;

(v)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP;

(vi)
Starboard Value LP (“Starboard Value LP”), as the investment manager of Starboard V&O Fund, Starboard C LP and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;

(vii)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;

(viii)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;

(ix)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;

(x)
Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP and as a nominee for the Board of Directors of the Issuer (the “Board”);

CUSIP NO. 249908104

(xi)	Mark R. Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP and as a nominee for the Board;

(xii)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP and as a nominee for the Board;

(xiii)	Gavin T. Molinelli, as a nominee for the Board;

(xiv)	Patrick Sullivan, as a nominee for the Board; and

(xv)	James P. Fogarty, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith, Mitchell, Feld, Molinelli and Sullivan is 777 Third Avenue, 18th Floor, New York, New York 10017.  The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.  The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.  The principal business address of Mr. Fogarty is 14 Old Roaring Brook Road, Mount Kisco, New York 10549.

(c)           The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Starboard S LLC and Starboard C LP have been formed for the purpose of investing in securities and engaging in all related activities and transactions.  Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP.  Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP. Mr. Molinelli’s principal occupation is serving as Managing Director of Starboard Value LP.  Mr. Sullivan’s principal occupation is serving as Director, Investment Analyst at Starboard Value LP. Mr. Fogarty is currently a private investor.

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 249908104

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Smith, Mitchell, Feld, Molinelli, Sullivan and Fogarty are citizens of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC and Starboard C LP and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase price of the 3,189,313 Shares beneficially owned by Starboard V&O Fund is approximately $46,310,391, excluding brokerage commissions.  The aggregate purchase price of the 377,502 Shares beneficially owned by Starboard S LLC is approximately $5,516,821, excluding brokerage commissions. The aggregate purchase price of the 209,844 Shares beneficially owned by Starboard C LP is approximately $3,046,876, excluding brokerage commissions. The aggregate purchase price of the 363,341 Shares held in the Starboard Value LP Account is approximately $5,305,001, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have significant concerns regarding serious corporate governance deficiencies, questionable capital allocation decisions, and egregious actions taken by the Issuer’s Board to impede strategic interest in acquiring the Issuer and to suppress shareholder rights.  In combination, these concerns have led the Reporting Persons to believe that management and the Board may be more interested in entrenching themselves than in delivering maximum value for all shareholders.  The Reporting Persons have been closely monitoring all developments at the Issuer since 2015 when the Issuer took a series of shareholder-unfriendly steps to frustrate the attempts of Horizon Pharma to negotiate an acquisition of the Issuer for at least $33.00 per Share.  As of yesterday’s close, the Issuer’s market price was $14.83 per Share.

The Reporting Persons have reviewed the preliminary proxy statement (the “Preliminary Proxy”) filed by the Issuer on April 5, 2016 in connection with the Issuer’s 2016 Annual Meeting that is scheduled to be held on May 18, 2016.  Specifically, the Reporting Persons carefully reviewed the Issuer’s proposal seeking shareholder approval to change the Issuer’s state of incorporation from California to Delaware (the “Reincorporation Proposal”).  The Reporting Persons are extremely troubled by the fact that management and the Board of the Issuer are seeking to further entrench themselves and further suppress shareholder rights under the guise of the Reincorporation Proposal.  Specifically, the Reincorporation Proposal, if effected, would: (i) eliminate altogether the ability of shareholders to call a special meeting for the purpose of removing and replacing current Board members; and (ii) prevent shareholders, for all practical purposes, from commencing a special meeting request process within 180 days of any Annual Meeting of the Issuer.  The Reporting Persons question why the Issuer failed to disclose these important features of the Reincorporation Proposal in the section of the Preliminary Proxy detailing the specifics of the Reincorporation Proposal and instead included these provisions in appendices to the Preliminary Proxy.

The Reporting Persons note that the Issuer has a troubling record of egregiously manipulating the corporate machinery to entrench management and the Board and believe that meaningful change is required to ensure the Issuer is acting in the best interest of all shareholders.  To that end, in order to preserve the Reporting Persons’ rights under California law and the Issuer’s current Bylaws to seek the removal and replacement of the current Board, the Reporting Persons intend to deliver later today to the Secretary of the Issuer a formal written request, as required under the Bylaws, that the Board set a record date for determining the shareholders entitled to request a special meeting of shareholders (the “Record Date Request Notice”).  The Issuer’s onerous special meeting Bylaw provisions require that the Reporting Persons put forth its slate of director candidates as part of this initial step in commencing the special meeting process, as well as the other matters to be acted upon at the special meeting, including the removal of the full Board.  The Reporting Persons intend to continue their search for, and to nominate at the appropriate time, a slate of director candidates that the Reporting Persons believe will ensure an experienced, diverse, and multi-industry Board.  The slate of director candidates that the Reporting Persons seek shareholder support to elect at a special meeting may include one or more of the Nominees named in Item 2 above.

CUSIP NO. 249908104

The Reporting Persons are taking this extraordinary action at this time to protect, defend, and unlock value while mitigating the risk that the Issuer further attempts to amend its governance provisions. The Reporting Persons caution the Board against taking any steps to further diminish or suppress the rights of its shareholders in seeking to call a special meeting in response to this Schedule 13D and the Reporting Persons’ Record Date Request Notice.  The Reporting Persons intend to share more details with shareholders in the coming weeks regarding the Reporting Persons’ views on the Issuer, opportunities for value creation, and the Issuer’s significant corporate governance deficiencies.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 60,994,669 Shares outstanding, as of March 31, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 5, 2016.

A.	Starboard V&O Fund

(a)	As of the close of business on April 6, 2016, Starboard V&O Fund beneficially owned 3,189,313 Shares.

Percentage: Approximately 5.2%

(b)	1. Sole power to vote or direct vote: 3,189,313
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,189,313
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

B.	Starboard S LLC

(a)	As of the close of business on April 6, 2016, Starboard S LLC beneficially owned 377,502 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 377,502
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 377,502
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

C.	Starboard C LP

(a)	As of the close of business on April 6, 2016, Starboard C LP beneficially owned 209,844 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 209,844
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 209,844
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 249908104

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 209,844 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 209,844
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 209,844
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R LP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

E.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 209,844 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 209,844
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 209,844
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

F.	Starboard Value LP

(a)
As of the close of business on April 6, 2016, 363,341 Shares were held in the Starboard Value LP Account.  Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 3,189,313 Shares owned by Starboard V&O Fund, (ii) 377,502 Shares owned by Starboard S LLC, (iii) 209,844 Shares owned by Starboard C LP, and (iv) 363,341 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 4,140,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,140,000
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 249908104

(c)
The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC and Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

G.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 3,189,313 Shares owned by Starboard V&O Fund, (ii) 377,502 Shares owned by Starboard S LLC, (iii) 209,844 Shares owned by Starboard C LP, and (iv) 363,341 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 4,140,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,140,000
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Value GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

H.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 3,189,313 Shares owned by Starboard V&O Fund, (ii) 377,502 Shares owned by Starboard S LLC, (iii) 209,844 Shares owned by Starboard C LP, and (iv) 363,341 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 4,140,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,140,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

I.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 3,189,313 Shares owned by Starboard V&O Fund, (ii) 377,502 Shares owned by Starboard S LLC, (iii) 209,844 Shares owned by Starboard C LP, and (iv) 363,341 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.8%

CUSIP NO. 249908104

(b)	1. Sole power to vote or direct vote: 4,140,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,140,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

J.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 3,189,313 Shares owned by Starboard V&O Fund, (ii) 377,502 Shares owned by Starboard S LLC, (iii) 209,844 Shares owned by Starboard C LP, and (iv) 363,341 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,140,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,140,000

(c)
None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

K.	Messrs. Molinelli, Sullivan and Fogarty

(a)	As of the close of business on April 6, 2016, none of Messrs. Molinelli, Sullivan or Fogarty owned any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	None of Messrs. Molinelli, Sullivan or Fogarty has entered into any transactions in the Shares during the past sixty days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 249908104

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 7, 2016, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to form a group for the purpose of (i) submitting the Record Date Request Notice, (ii) soliciting written requests from the holders of 10% or more of the outstanding Shares to call a special meeting of shareholders of the Issuer, and (iii) soliciting proxies at any such special meeting for the purpose of removing the current members of the Board and electing the Nominees, or any other person designated by Starboard V&O Fund, as directors of the Issuer to fill the vacancies (collectively, the “Solicitation”), and (c) Starboard V&O Fund, Starboard S LLC and Starboard C LP agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.   The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to a letter agreement, Starboard V&O Fund and its affiliates have agreed to indemnify Mr. Fogarty against any and all claims of any nature arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Starboard V&O Fund has agreed to compensate Mr. Fogarty for being named as and serving as a Nominee for election as a director of the Issuer pursuant to a letter agreement (the “Compensation Letter Agreement”).  Under the Compensation Letter Agreement, Starboard V&O Fund has agreed to pay Mr. Fogarty (i) $15,000 in cash upon submission of the Record Date Request Notice and (ii) $15,000 in cash upon the filing of a definitive proxy statement with the SEC by Starboard Value LP or its affiliates relating to the Solicitation.  Pursuant to the Compensation Letter Agreement, Mr. Fogarty agreed to use the after-tax proceeds from such compensation to acquire securities of the Issuer (the “Nominee Shares”).  If elected or appointed to serve as a director of the Board, Mr. Fogarty agreed not to sell, transfer or otherwise dispose of any Nominee Shares within two years of his election or appointment as a director; provided, however, in the event that the Issuer enters into a business combination with a third party, Mr. Fogarty may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination.  A form of the Compensation Letter Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Starboard V&O Fund has entered into certain cash-settled total return swap agreements with Société Générale (“SG”) as the counterparty (the “Swap Agreements”).  The swaps with SG constitute economic exposure to 250,874 notional Shares, 463,152 notional Shares, 308,768 notional Shares and 385,964 notional Shares, respectively, with a reference price of $16.24, $14.32, $14.18 and $13.14, respectively, and an expiration date of September 19, 2017.  The Swap Agreements provide Starboard V&O Fund with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap Agreements (such shares, the “Subject Shares”). Starboard V&O Fund has economic exposure to an aggregate of 1,408,758 notional Shares pursuant to the Swap Agreements (representing approximately 2.3% of the outstanding Shares). Taking into account the Subject Shares, Starboard V&O Fund has economic exposure to an aggregate of 4,598,071 Shares (representing approximately 7.5% of the outstanding Shares).

Starboard S LLC has entered into certain cash-settled total return swap agreements with SG as the counterparty.  The swaps with SG constitute economic exposure to 29,672 notional Shares, 54,779 notional Shares, 36,520 notional Shares, and 45,620 notional Shares, respectively, with a reference price of $16.24, $14.32, $14.18 and $13.14, respectively, and an expiration date of September 19, 2017.  The Swap Agreements provide Starboard S LLC with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap Agreements (such shares, the “Subject Shares”). Starboard S LLC has economic exposure to an aggregate of 166,591 notional Shares pursuant to the Swap Agreements (representing less than 1% of the outstanding Shares). Taking into account the Subject Shares, Starboard S LLC has economic exposure to an aggregate of 544,093 Shares (representing less than 1% of the outstanding Shares).

CUSIP NO. 249908104

Starboard C LP has entered into certain cash-settled total return swap agreements with SG as the counterparty.  The swaps with SG constitute economic exposure to 16,462 notional Shares, 30,391 notional Shares, 20,260 notional Shares, and 25,325 notional Shares, respectively, with a reference price of $16.24, $14.32, $14.18 and $13.14, respectively, and an expiration date of September 19, 2017.  The Swap Agreements provide Starboard C LP with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap Agreements (such shares, the “Subject Shares”). Starboard C LP has economic exposure to an aggregate of 92,438 notional Shares pursuant to the Swap Agreements (representing less than 1% of the outstanding Shares). Taking into account the Subject Shares, Starboard C LP has economic exposure to an aggregate of 302,282 Shares (representing less than 1% of the outstanding Shares).

Starboard Value LP through the Starboard Value LP Account has entered into certain cash-settled total return swap agreements with SG as the counterparty. The swaps with SG constitute economic exposure to 27,992 notional Shares, 51,678 notional Shares, 34,452 notional Shares, and 43,091 notional Shares, respectively, with a reference price of $16.24, $14.32, $14.18 and $13.14, respectively, and an expiration date of September 19, 2017.  The Swap Agreements provide Starboard Value LP with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap Agreements (such shares, the “Subject Shares”). Starboard Value LP through the Starboard Value LP Account has economic exposure to an aggregate of 157,213 notional Shares pursuant to the Swap Agreements (representing less than 1% of the outstanding Shares). Taking into account the Subject Shares, Starboard Value LP through the Starboard Value LP Account has economic exposure to an aggregate of 520,554 Shares (representing less than 1% of the outstanding Shares).

The Reporting Persons collectively have economic exposure to an aggregate of 1,825,000 notional Shares pursuant to the Swap Agreements, representing approximately 3.0% of the outstanding Shares.  Taking into account the Subject Shares, the Reporting Persons collectively have economic exposure to an aggregate of 5,965,000 Shares, representing approximately 9.8% of the outstanding Shares.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing and Solicitation Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld, Gavin T. Molinelli, Patrick Sullivan, and James P. Fogarty, dated April 7, 2016.

99.2	Form of Indemnification Letter Agreement.

99.3	Form of Compensation Letter Agreement.

99.4	Powers of Attorney.

CUSIP NO. 249908104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 7, 2016

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP,
       its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
       its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner
STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell, Peter A. Feld, Gavin T. Molinelli, Patrick Sullivan, and James P. Fogarty

CUSIP NO. 249908104

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada

Mark R. Mitchell Director*

Don Seymour Director	Managing Director of dms Management Ltd.	dms Management Ltd. dms House, 20 Genesis Close P.O. Box 31910 Grand Cayman Cayman Islands, KY1-1208	Cayman Islands

* Mr. Mitchell is a Reporting Person and, as such, the information with respect to Mr. Mitchell called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 249908104

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Common Stock	132,414	17.6529	02/17/2016
Purchase of Common Stock	21,970	17.6529	02/17/2016
Purchase of Common Stock	103,538	17.7736	02/17/2016
Purchase of Common Stock	17,179	17.7736	02/17/2016
Purchase of Common Stock	77,793	17.5921	02/18/2016
Purchase of Common Stock	12,907	17.5921	02/18/2016
Purchase of Common Stock	168,024	17.7131	02/18/2016
Purchase of Common Stock	27,878	17.7131	02/18/2016
Purchase of Common Stock	102,621	17.1220	02/19/2016
Purchase of Common Stock	17,027	17.1220	02/19/2016
Purchase of Common Stock	143,887	17.2820	02/19/2016
Purchase of Common Stock	23,874	17.2820	02/19/2016
Purchase of Common Stock	2,648	16.7105	02/22/2016
Purchase of Common Stock	439	16.7105	02/22/2016
Purchase of Common Stock	109,062	17.2221	02/22/2016
Purchase of Common Stock	18,096	17.2221	02/22/2016
Purchase of Common Stock	234,372	16.2678	02/23/2016
Purchase of Common Stock	38,887	16.2678	02/23/2016
Purchase of Common Stock	343,627	16.3576	02/23/2016
Purchase of Common Stock	57,014	16.3576	02/23/2016
Purchase of Common Stock	29,793	16.4576	02/24/2016
Purchase of Common Stock	4,943	16.4576	02/24/2016
Purchase of Common Stock	122,058	16.7709	02/24/2016
Purchase of Common Stock	20,252	16.7709	02/24/2016
Purchase of Common Stock	85,337	16.9765	02/24/2016
Purchase of Common Stock	14,159	16.9765	02/24/2016
Purchase of Common Stock	114,737	17.0567	02/24/2016
Purchase of Common Stock	19,037	17.0567	02/24/2016
Purchase of Common Stock	77,728	16.8913	02/25/2016
Purchase of Common Stock	12,896	16.8913	02/25/2016
Purchase of Common Stock	88,915	16.9160	02/25/2016
Purchase of Common Stock	14,753	16.9160	02/25/2016
Purchase of Cash-Settled Total Return Swap	215,173	16.2400	03/14/2016
Sale of Common Stock	(215,173)	16.2400	03/14/2016
Purchase of Cash-Settled Total Return Swap	35,701	16.2400	03/14/2016
Sale of Common Stock	(35,701)	16.2400	03/14/2016
Purchase of Cash-Settled Total Return Swap	397,242	14.3200	03/15/2016

CUSIP NO. 249908104

Sale of Common Stock	(397,242)	14.3200	03/15/2016
Purchase of Cash-Settled Total Return Swap	65,910	14.3200	03/15/2016
Sale of Common Stock	(65,910)	14.3200	03/15/2016
Purchase of Cash-Settled Total Return Swap	264,828	14.1800	03/16/2016
Sale of Common Stock	(264,828)	14.1800	03/16/2016
Purchase of Cash-Settled Total Return Swap	43,940	14.1800	03/16/2016
Sale of Common Stock	(43,940)	14.1800	03/16/2016
Purchase of Common Stock	66,207	14.3005	03/16/2016
Purchase of Common Stock	10,998	14.3005	03/16/2016
Purchase of Cash-Settled Total Return Swap	331,035	13.1400	03/23/2016
Sale of Common Stock	(331,035)	13.1400	03/23/2016
Purchase of Cash-Settled Total Return Swap	54,929	13.1400	03/23/2016
Sale of Common Stock	(54,929)	13.1400	03/23/2016
Purchase of Common Stock	51,024	12.8585	03/28/2016
Purchase of Common Stock	8,476	12.8585	03/28/2016
Purchase of Common Stock	84,414	12.9035	03/28/2016
Purchase of Common Stock	14,022	12.9035	03/28/2016
Purchase of Common Stock	129,390	13.0099	03/28/2016
Purchase of Common Stock	21,494	13.0099	03/28/2016
Purchase of Common Stock	132,414	13.0570	03/28/2016
Purchase of Common Stock	21,996	13.0570	03/28/2016
Purchase of Common Stock	160,869	13.3299	03/29/2016
Purchase of Common Stock	26,723	13.3299	03/29/2016
Purchase of Common Stock	19,549	13.6190	03/29/2016
Purchase of Common Stock	3,248	13.6190	03/29/2016
Purchase of Common Stock	84,411	13.6683	03/29/2016
Purchase of Common Stock	14,022	13.6683	03/29/2016
Purchase of Common Stock	215,173	13.8664	03/30/2016
Purchase of Common Stock	35,743	13.8664	03/30/2016
Purchase of Common Stock	115,862	13.8972	03/30/2016
Purchase of Common Stock	19,247	13.8972	03/30/2016
Purchase of Common Stock	3,255	13.8379	03/31/2016
Purchase of Common Stock	541	13.8379	03/31/2016
Purchase of Common Stock	62,952	13.9158	03/31/2016
Purchase of Common Stock	10,457	13.9158	03/31/2016
Purchase of Common Stock	99,311	13.9499	03/31/2016
Purchase of Common Stock	16,497	13.9499	03/31/2016

CUSIP NO. 249908104

Purchase of Common Stock	3,284	14.2550	04/01/2016
Purchase of Common Stock	548	14.2550	04/01/2016
Purchase of Common Stock	45,979	14.2942	04/01/2016
Purchase of Common Stock	7,662	14.2942	04/01/2016
Purchase of Common Stock	59,117	14.6321	04/04/2016
Purchase of Common Stock	9,852	14.6321	04/04/2016
Purchase of Common Stock	22,990	14.6433	04/04/2016
Purchase of Common Stock	3,831	14.6433	04/04/2016
Purchase of Common Stock	124,802	14.7389	04/04/2016
Purchase of Common Stock	20,798	14.7389	04/04/2016
Purchase of Common Stock	52,548	13.9396	04/05/2016
Purchase of Common Stock	8,757	13.9396	04/05/2016
Purchase of Common Stock	28,836	13.9676	04/05/2016
Purchase of Common Stock	4,805	13.9676	04/05/2016
Purchase of Common Stock	214,199	14.1165	04/05/2016
Purchase of Common Stock	35,695	14.1165	04/05/2016
Purchase of Common Stock	29,558	13.8688	04/06/2016
Purchase of Common Stock	4,926	13.8688	04/06/2016
Purchase of Common Stock	118,233	14.2744	04/06/2016
Purchase of Common Stock	19,703	14.2744	04/06/2016
Purchase of Common Stock	82,106	14.5451	04/06/2016
Purchase of Common Stock	13,682	14.5451	04/06/2016

STARBOARD VALUE AND OPPORTUNITY S LLC

Purchase of Common Stock	15,660	17.6529	02/17/2016
Purchase of Common Stock	2,600	17.6529	02/17/2016
Purchase of Common Stock	12,245	17.7736	02/17/2016
Purchase of Common Stock	2,033	17.7736	02/17/2016
Purchase of Common Stock	9,200	17.5921	02/18/2016
Purchase of Common Stock	1,528	17.5921	02/18/2016
Purchase of Common Stock	19,871	17.7131	02/18/2016
Purchase of Common Stock	3,299	17.7131	02/18/2016
Purchase of Common Stock	12,136	17.1220	02/19/2016
Purchase of Common Stock	2,015	17.1220	02/19/2016
Purchase of Common Stock	17,017	17.2820	02/19/2016
Purchase of Common Stock	2,825	17.2820	02/19/2016
Purchase of Common Stock	313	16.7105	02/22/2016
Purchase of Common Stock	52	16.7105	02/22/2016
Purchase of Common Stock	12,898	17.2221	02/22/2016
Purchase of Common Stock	2,141	17.2221	02/22/2016
Purchase of Common Stock	27,718	16.2678	02/23/2016
Purchase of Common Stock	4,602	16.2678	02/23/2016
Purchase of Common Stock	40,639	16.3576	02/23/2016
Purchase of Common Stock	6,747	16.3576	02/23/2016
Purchase of Common Stock	3,523	16.4576	02/24/2016
Purchase of Common Stock	585	16.4576	02/24/2016
Purchase of Common Stock	14,435	16.7709	02/24/2016
Purchase of Common Stock	2,397	16.7709	02/24/2016
Purchase of Common Stock	10,092	16.9765	02/24/2016
Purchase of Common Stock	1,676	16.9765	02/24/2016
Purchase of Common Stock	13,569	17.0567	02/24/2016
Purchase of Common Stock	2,253	17.0567	02/24/2016
Purchase of Common Stock	9,192	16.8913	02/25/2016

CUSIP NO. 249908104

Purchase of Common Stock	1,526	16.8913	02/25/2016
Purchase of Common Stock	10,516	16.9160	02/25/2016
Purchase of Common Stock	1,746	16.9160	02/25/2016
Purchase of Cash-Settled Total Return Swap	25,447	16.2400	03/14/2016
Sale of Common Stock	(25,447)	16.2400	03/14/2016
Purchase of Cash-Settled Total Return Swap	4,225	16.2400	03/14/2016
Sale of Common Stock	(4,225)	16.2400	03/14/2016
Purchase of Cash-Settled Total Return Swap	46,979	14.3200	03/15/2016
Sale of Common Stock	(46,979)	14.3200	03/15/2016
Purchase of Cash-Settled Total Return Swap	7,800	14.3200	03/15/2016
Sale of Common Stock	(7,800)	14.3200	03/15/2016
Purchase of Cash-Settled Total Return Swap	31,320	14.1800	03/16/2016
Sale of Common Stock	(31,320)	14.1800	03/16/2016
Purchase of Cash-Settled Total Return Swap	5,200	14.1800	03/16/2016
Sale of Common Stock	(5,200)	14.1800	03/16/2016
Purchase of Common Stock	7,743	14.3005	03/16/2016
Purchase of Common Stock	1,287	14.3005	03/16/2016
Purchase of Cash-Settled Total Return Swap	39,124	13.1400	03/23/2016
Sale of Common Stock	(39,124)	13.1400	03/23/2016
Purchase of Cash-Settled Total Return Swap	6,496	13.1400	03/23/2016
Sale of Common Stock	(6,496)	13.1400	03/23/2016
Purchase of Common Stock	5,967	12.8585	03/28/2016
Purchase of Common Stock	992	12.8585	03/28/2016
Purchase of Common Stock	9,872	12.9035	03/28/2016
Purchase of Common Stock	1,641	12.9035	03/28/2016
Purchase of Common Stock	15,132	13.0099	03/28/2016
Purchase of Common Stock	2,515	13.0099	03/28/2016
Purchase of Common Stock	15,486	13.0570	03/28/2016
Purchase of Common Stock	2,574	13.0570	03/28/2016
Purchase of Common Stock	18,814	13.3299	03/29/2016
Purchase of Common Stock	3,127	13.3299	03/29/2016
Purchase of Common Stock	2,286	13.6190	03/29/2016
Purchase of Common Stock	380	13.6190	03/29/2016
Purchase of Common Stock	9,872	13.6683	03/29/2016
Purchase of Common Stock	1,641	13.6683	03/29/2016
Purchase of Common Stock	25,165	13.8664	03/30/2016
Purchase of Common Stock	4,183	13.8664	03/30/2016
Purchase of Common Stock	13,550	13.8972	03/30/2016
Purchase of Common Stock	2,252	13.8972	03/30/2016
Purchase of Common Stock	381	13.8379	03/31/2016
Purchase of Common Stock	63	13.8379	03/31/2016
Purchase of Common Stock	7,362	13.9158	03/31/2016

CUSIP NO. 249908104

Purchase of Common Stock	1,224	13.9158	03/31/2016
Purchase of Common Stock	11,614	13.9499	03/31/2016
Purchase of Common Stock	1,930	13.9499	03/31/2016
Purchase of Common Stock	396	14.2550	04/01/2016
Purchase of Common Stock	66	14.2550	04/01/2016
Purchase of Common Stock	5,542	14.2942	04/01/2016
Purchase of Common Stock	928	14.2942	04/01/2016
Purchase of Common Stock	7,125	14.6321	04/04/2016
Purchase of Common Stock	1,193	14.6321	04/04/2016
Purchase of Common Stock	2,771	14.6433	04/04/2016
Purchase of Common Stock	464	14.6433	04/04/2016
Purchase of Common Stock	15,042	14.7389	04/04/2016
Purchase of Common Stock	2,519	14.7389	04/04/2016
Purchase of Common Stock	6,334	13.9396	04/05/2016
Purchase of Common Stock	1,061	13.9396	04/05/2016
Purchase of Common Stock	3,475	13.9676	04/05/2016
Purchase of Common Stock	582	13.9676	04/05/2016
Purchase of Common Stock	25,817	14.1165	04/05/2016
Purchase of Common Stock	4,324	14.1165	04/05/2016
Purchase of Common Stock	3,563	13.8688	04/06/2016
Purchase of Common Stock	597	13.8688	04/06/2016
Purchase of Common Stock	14,251	14.2744	04/06/2016
Purchase of Common Stock	2,387	14.2744	04/06/2016
Purchase of Common Stock	9,896	14.5451	04/06/2016
Purchase of Common Stock	1,658	14.5451	04/06/2016

STARBOARD VALUE AND OPPORTUNITY C LP

Purchase of Common Stock	8,700	17.6529	02/17/2016
Purchase of Common Stock	1,430	17.6529	02/17/2016
Purchase of Common Stock	6,803	17.7736	02/17/2016
Purchase of Common Stock	1,118	17.7736	02/17/2016
Purchase of Common Stock	5,111	17.5921	02/18/2016
Purchase of Common Stock	840	17.5921	02/18/2016
Purchase of Common Stock	11,040	17.7131	02/18/2016
Purchase of Common Stock	1,815	17.7131	02/18/2016
Purchase of Common Stock	6,743	17.1220	02/19/2016
Purchase of Common Stock	1,108	17.1220	02/19/2016
Purchase of Common Stock	9,453	17.2820	02/19/2016
Purchase of Common Stock	1,554	17.2820	02/19/2016
Purchase of Common Stock	174	16.7105	02/22/2016
Purchase of Common Stock	29	16.7105	02/22/2016
Purchase of Common Stock	7,166	17.2221	02/22/2016
Purchase of Common Stock	1,178	17.2221	02/22/2016
Purchase of Common Stock	15,399	16.2678	02/23/2016
Purchase of Common Stock	2,531	16.2678	02/23/2016
Purchase of Common Stock	22,578	16.3576	02/23/2016
Purchase of Common Stock	3,711	16.3576	02/23/2016
Purchase of Common Stock	1,958	16.4576	02/24/2016
Purchase of Common Stock	322	16.4576	02/24/2016

CUSIP NO. 249908104

Purchase of Common Stock	8,020	16.7709	02/24/2016
Purchase of Common Stock	1,318	16.7709	02/24/2016
Purchase of Common Stock	5,607	16.9765	02/24/2016
Purchase of Common Stock	921	16.9765	02/24/2016
Purchase of Common Stock	7,539	17.0567	02/24/2016
Purchase of Common Stock	1,239	17.0567	02/24/2016
Purchase of Common Stock	5,107	16.8913	02/25/2016
Purchase of Common Stock	840	16.8913	02/25/2016
Purchase of Common Stock	5,842	16.9160	02/25/2016
Purchase of Common Stock	960	16.9160	02/25/2016
Purchase of Cash-Settled Total Return Swap	14,138	16.2400	03/14/2016
Purchase of Cash-Settled Total Return Swap	2,324	16.2400	03/14/2016
Sale of Common Stock	(14,138)	16.2400	03/14/2016
Sale of Common Stock	(2,324)	16.2400	03/14/2016
Purchase of Cash-Settled Total Return Swap	26,101	14.3200	03/15/2016
Purchase of Cash-Settled Total Return Swap	4,290	14.3200	03/15/2016
Sale of Common Stock	(26,101)	14.3200	03/15/2016
Sale of Common Stock)	(4,290)	14.3200	03/15/2016
Purchase of Cash-Settled Total Return Swap	17,400	14.1800	03/16/2016
Purchase of Cash-Settled Total Return Swap	2,860	14.1800	03/16/2016
Sale of Common Stock	(17,400)	14.1800	03/16/2016
Sale of Common Stock	(2,860)	14.1800	03/16/2016
Purchase of Common Stock	4,350	14.3005	03/16/2016
Purchase of Common Stock	715	14.3005	03/16/2016
Purchase of Cash-Settled Total Return Swap	21,750	13.1400	03/23/2016
Purchase of Cash-Settled Total Return Swap	3,575	13.1400	03/23/2016
Sale of Common Stock	(21,750)	13.1400	03/23/2016
Sale of Common Stock	(3,575)	13.1400	03/23/2016
Purchase of Common Stock	3,353	12.8585	03/28/2016
Purchase of Common Stock	551	12.8585	03/28/2016
Purchase of Common Stock	5,546	12.9035	03/28/2016
Purchase of Common Stock	912	12.9035	03/28/2016
Purchase of Common Stock	8,501	13.0099	03/28/2016
Purchase of Common Stock	1,397	13.0099	03/28/2016
Purchase of Common Stock	8,700	13.0570	03/28/2016
Purchase of Common Stock	1,430	13.0570	03/28/2016
Purchase of Common Stock	10,569	13.3299	03/29/2016
Purchase of Common Stock	1,737	13.3299	03/29/2016
Purchase of Common Stock	1,284	13.6190	03/29/2016
Purchase of Common Stock	211	13.6190	03/29/2016
Purchase of Common Stock	5,546	13.6683	03/29/2016
Purchase of Common Stock	911	13.6683	03/29/2016

CUSIP NO. 249908104

Purchase of Common Stock	14,137	13.8664	03/30/2016
Purchase of Common Stock	2,324	13.8664	03/30/2016
Purchase of Common Stock	7,613	13.8972	03/30/2016
Purchase of Common Stock	1,251	13.8972	03/30/2016
Purchase of Common Stock	214	13.8379	03/31/2016
Purchase of Common Stock	35	13.8379	03/31/2016
Purchase of Common Stock	4,136	13.9158	03/31/2016
Purchase of Common Stock	680	13.9158	03/31/2016
Purchase of Common Stock	6,525	13.9499	03/31/2016
Purchase of Common Stock	1,073	13.9499	03/31/2016
Purchase of Common Stock	218	14.2550	04/01/2016
Purchase of Common Stock	36	14.2550	04/01/2016
Purchase of Common Stock	3,045	14.2942	04/01/2016
Purchase of Common Stock	510	14.2942	04/01/2016
Purchase of Common Stock	3,915	14.6321	04/04/2016
Purchase of Common Stock	655	14.6321	04/04/2016
Purchase of Common Stock	1,522	14.6433	04/04/2016
Purchase of Common Stock	255	14.6433	04/04/2016
Purchase of Common Stock	8,265	14.7389	04/04/2016
Purchase of Common Stock	1,383	14.7389	04/04/2016
Purchase of Common Stock	3,480	13.9396	04/05/2016
Purchase of Common Stock	582	13.9396	04/05/2016
Purchase of Common Stock	1,910	13.9676	04/05/2016
Purchase of Common Stock	320	13.9676	04/05/2016
Purchase of Common Stock	14,185	14.1165	04/05/2016
Purchase of Common Stock	2,374	14.1165	04/05/2016
Purchase of Common Stock	1,957	13.8688	04/06/2016
Purchase of Common Stock	327	13.8688	04/06/2016
Purchase of Common Stock	7,830	14.2744	04/06/2016
Purchase of Common Stock	1,310	14.2744	04/06/2016
Purchase of Common Stock	5,438	14.5451	04/06/2016
Purchase of Common Stock	910	14.5451	04/06/2016

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

Purchase of Common Stock	17,226	17.6529	02/17/2016
Purchase of Common Stock	13,469	17.7736	02/17/2016
Purchase of Common Stock	21,859	17.7131	02/18/2016
Purchase of Common Stock	10,121	17.5921	02/18/2016
Purchase of Common Stock	13,350	17.1220	02/19/2016
Purchase of Common Stock	18,719	17.2820	02/19/2016
Purchase of Common Stock	14,188	17.2221	02/22/2016
Purchase of Common Stock	345	16.7105	02/22/2016
Purchase of Common Stock	30,490	16.2678	02/23/2016
Purchase of Common Stock	44,703	16.3576	02/23/2016
Purchase of Common Stock	3,876	16.4576	02/24/2016
Purchase of Common Stock	15,879	16.7709	02/24/2016
Purchase of Common Stock	11,102	16.9765	02/24/2016
Purchase of Common Stock	14,926	17.0567	02/24/2016

CUSIP NO. 249908104

Purchase of Common Stock	10,112	16.8913	02/25/2016
Purchase of Common Stock	11,567	16.9160	02/25/2016
Purchase of Cash-Settled Total Return Swap	27,992	16.2400	03/14/2016
Sale of Common Stock	(27,992)	16.2400	03/14/2016
Purchase of Cash-Settled Total Return Swap	51,678	14.3200	03/15/2016
Sale of Common Stock	(51,678)	14.3200	03/15/2016
Purchase of Cash-Settled Total Return Swap	34,452	14.1800	03/16/2016
Purchase of Common Stock	8,700	14.3005	03/16/2016
Sale of Common Stock	(34,452)	14.1800	03/16/2016
Purchase of Cash-Settled Total Return Swap	43,091	13.1400	03/23/2016
Sale of Common Stock	(43,091)	13.1400	03/23/2016
Purchase of Common Stock	11,093	12.9035	03/28/2016
Purchase of Common Stock	17,003	13.0099	03/28/2016
Purchase of Common Stock	6,705	12.8585	03/28/2016
Purchase of Common Stock	17,400	13.0570	03/28/2016
Purchase of Common Stock	11,092	13.6683	03/29/2016
Purchase of Common Stock	21,139	13.3299	03/29/2016
Purchase of Common Stock	2,569	13.6190	03/29/2016
Purchase of Common Stock	15,225	13.8972	03/30/2016
Purchase of Common Stock	28,275	13.8664	03/30/2016
Purchase of Common Stock	428	13.8379	03/31/2016
Purchase of Common Stock	13,050	13.9499	03/31/2016
Purchase of Common Stock	8,272	13.9158	03/31/2016
Purchase of Common Stock	6,334	14.2942	04/01/2016
Purchase of Common Stock	452	14.2550	04/01/2016
Purchase of Common Stock	17,191	14.7389	04/04/2016
Purchase of Common Stock	8,143	14.6321	04/04/2016
Purchase of Common Stock	3,167	14.6433	04/04/2016
Purchase of Common Stock	7,238	13.9396	04/05/2016
Purchase of Common Stock	3,972	13.9676	04/05/2016
Purchase of Common Stock	29,506	14.1165	04/05/2016
Purchase of Common Stock	11,310	14.5451	04/06/2016
Purchase of Common Stock	16,286	14.2744	04/06/2016
Purchase of Common Stock	4,072	13.8688	04/06/2016